FOR IMMEDIATE RELEASE:	August 5, 2008

ATNA REPORTS 2nd QUARTER PROGRESS AT PINSON GOLD PROJECT, NEVADA

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN), is pleased to report on activity at the Pinson Gold Mine in Humboldt County, Nevada. Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, spent US$5.2 million on drilling and development activities at Pinson in the second quarter of 2008 bringing their total project-to-date expenditures to US$13.2 million. PMC may earn a 70 percent interest in the project by spending a total of US$30 million by April 6, 2009, which would result in Atna retaining a 30 percent interest.

Initial results of PMC resource optimization studies indicate the potential for an open pit concept that could combine the underground resource with un-mined resources remaining in and around four of the historic Pinson mine pits, into a large pit concept. PMC plans an additional 30,000 feet of surface drilling to evaluate the open pit model with further delineation of mineralization in the four historic pit areas. PMC is conducting additional metallurgical studies to further define possible metallurgical process routes for the various sulfide and oxide mineralization types at the site.

Simultaneous work is being conducted on optimizing underground mine design and economic trade-off studies on the benefits of mining the high grade resource zone by underground methods or proceeding with the project using a large scale open pit concept.

A second portal collar was completed during the quarter. The underground contractor is being changed, resulting in delays to further underground development during rebidding and remobilization. The new contractor should be in place and advancing underground development in early August. Dewatering infrastructure was placed into service, including two rapid infiltration basins and associated pipelines. PMC has completed drilling on a second dewatering well to around 580 feet. A total of four wells are planned to accelerate dewatering ahead of planned decline or pit development. The site power distribution system has been upgraded and construction for a mineralized stockpile began.

Drilling focused on infill in the upper Ogee and Range Front resource zones and on exploration of geophysical targets outside the resources areas. During the quarter, five underground drillholes totaling 2,065 feet of core were completed from two drill stations on the Ogee ramp as infill drilling on the Ogee Zone. One surface reverse circulation hole was targeted on a geophysical anomaly and two surface dewatering pilot holes were drilled totaling 2,510 feet with 420 feet of core tail. Significant assay returns reported by PMC for the quarter are as follows:

Drill Hole No.	From (ft)	To (ft)	Length (ft)	Gold (oz/t)	Zone/Comment
OG6-155-6	259.2	313.0	53.8	1.059	UG Ogee Resource Zone
BRFC-26	706.0	719.5	13.5	0.389	Range Front
	895.0	905	10.0	0.312	Range Front
BRFC-27	335.0	405.0	70.0	0.135	Ogee
and	1,056.5	1,143.0	86.5	0.218	Range Front
and	1,470.0	1,490.0	20.0	0.144	Range Front
BRFC-28	910.0	920.0	10.0	0.634	Range Front
BRFC-30	518.5	529.0	10.5	0.852	Ogee
	784.5	792.3	7.8	0.743	Ogee
	1321.0	1354	33.0	0.265	Range Front
	1430.5	1454.5	24.0	0.461	Range Front
BRFC-31	70.0	110.0	40.0	0.292	CX Zone Water Well Pilot Hole

*Intercepts do not represent true widths.

Qualified persons:

All sample preparation and gold assays in this press release were completed by American Assay Laboratories in Reno, Nevada, an independent analytical laboratory with a Certificate of Laboratory Proficiency PTP-MAL from the Standards Council of Canada. Gold assays were completed by standard fire assay methods with an atomic absorption finish or a gravimetric finish for higher grade samples. Pinson Mining Company has instituted a rigorous QA/QC protocol which includes certified assay standards and blanks, replicates, and duplicate samples which bolsters American Assay's own internal QA/QC program.

This press release reports information provided by PMC which was reviewed by William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person who has the ability and authority to verify the authenticity and validity of information contained within this news release.

Forward-looking statements:

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the status of work programs and budgets at the Pinson Gold Project. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the above-reported new drill results data will ultimately not contribute to an improved optimization study, the Company’s consultants will not be able to complete NI 43-101 compliant technical reports without conducting significant additional investigations of the Company’s property, the Company might encounter problems such as the significant depreciation of metals prices, changes in equity ownership, accidents and other risks associated with mining exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans, that will prevent it from restarting mining operations at the Pinson Gold Project, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION:
Additional information on Atna Resources Ltd. and the Pinson Gold Project is available on our website at www.atna.com or contact:
James Hesketh, President and COO (303) 278-8464
Valerie Kimball, Corporate Communications (303) 278-8464